SONIM TECHNOLOGIES, INC.

6836 Bee Cave Road, Bldg. 1, S#279

Austin, TX 78734

June 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-1
File No. 333-238869

Acceleration Request
	Requested Date:	June 4, 2020
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the staff of the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on June 4, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon Gavenman and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Jon Gavenman of Cooley LLP, counsel to the Registrant, at (650) 843-5055, or in his absence, Milson Yu of Cooley LLP at (650) 843-5296.

Very truly yours, Sonim Technologies, Inc.

By:	/s/ Robert Tirva
	Name:	Robert Tirva
	Title:	Chief Financial Officer

cc:	Tom Wilkinson, Sonim Technologies, Inc.

Jon E. Gavenman, Cooley LLP

Marina Remennik, Cooley LLP

Milson Yu, Cooley LLP

Heidi Mayon, Goodwin Procter LLP